AMENDED AND RESTATED OPERATING AGREEMENT
OF
MYMEDS.COM, LLC
(A Pennsylvania Limited Liability Company)

This Amended and Restated Operating Agreement of MYMEDS.COM, LLC (the "Company"), is dated and effective as of November 1, 2019, and amends and restates in its entirety the Operating Agreement dated May 29, 2019 (as amended, the "Agreement"). This Agreement has been adopted by the Manager and Members of the Company. This Agreement, as it may be amended from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the person has executed this Agreement or any amendment hereto.

RECITALS

A. The Company has been organized as a Pennsylvania limited liability company by the filing of a certificate of organization with the Department of State of the Commonwealth of Pennsylvania under and pursuant to the Act.

B. THE MEMBERS INVESTING IN THE COMPANY HAVE RELIED ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OPERATING AGREEMENT, INCLUDING THE MERITS AND RISKS INVOLVED. NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (the "SEC") NOR ANY STATE SECURITIES COMMISSION HAVE RECOMMENDED, APPROVED, OR DISAPPROVED THE UNITS OF THE COMPANY.

C. The Units of the Company are subject to restrictions on transferability and resale. In addition to restriction contained herein, the Units may not be transferred or resold except as permitted under the Securities Act of 1933, as amended, and any applicable state securities laws pursuant to registration or exemption therefrom. **Each Member is aware that they may be required to bear the financial risks of this investment for an indefinite period of time.**

D. The Members have agreed to conduct the business of the Company under this Agreement, which shall govern the rights and duties of the Members, and which constitutes the entire agreement from and after the date hereof.

E. The Members intend that the Company will qualify for federal, state, and local income tax purposes as a partnership rather than as an association that is taxable as a corporation.

F. The Members acknowledge that each of them either reviewed this Agreement with counsel of their own choosing or having had the opportunity to so review, declined to seek the advice of independent counsel prior to execution of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Members agree as follows:

SECTION 1.
DEFINITIONS

1.1 **Definitions.** In addition to the terms defined in other provisions of this Operating Agreement the following terms shall have the meanings set forth below unless the context requires otherwise:

"Act." The Pennsylvania Uniform Limited Liability Company Act of 2016, 15 Pa.C.S. § 8811 et. seq., and any successor statute, as amended from time to time.

"Agreement." This Operating Agreement, as amended, modified, supplemented or restated from time to time.

"Capital Account." The individual account maintained by the Company with respect to each Member as provided in Section 4.4.

"Capital Contribution." The aggregate amount of cash and the agreed value of any property or services (as determined by the Member and the Company) contributed by each Member to the Company as provided in Section 4.1. In the case of a Member that acquires Units by an assignment or transfer in accordance with the terms of this Agreement, "Capital Contribution" means the Capital Contribution of that Member's predecessor proportionate to the acquired Units.

"Capital Transaction." Capital Transaction means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, re-financings, condemnations, recoveries of damage awards, and insurance proceeds.

"Certificate." The Certificate of Organization of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Department of State of the Commonwealth of Pennsylvania pursuant to the Act.

"Code." The Internal Revenue Code of 1986, as amended from time to time.

"Company." See the preamble.

"Disposition." Disposition means the sale, exchange, redemption, assignment, transfer, repayment, repurchase or other disposition by the Company of all or any of the assets of the Company for cash or for Securities which can be distributed to the Members pursuant to Sections 4.8 and 4.9 and shall include the receipt by the Company of a liquidating dividend, distribution upon a sale of all or substantially all of the assets of the Company or any portion thereof for cash or for Securities which can be distributed to the Members pursuant to Sections 4.8 and 4.9.

"Distributable Cash." Distributable Cash means the excess of the sum of all cash receipts of all kinds over cash disbursements (or reserves therefor) for expenses of the Company.

"Governmental Authority." Governmental Authority means any nation or government, any state or other political subdivision thereof and any other Person exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Fair Market Value." Fair Market Value means (i) as to any Securities which are listed or admitted to trading on any national securities exchange on any trading day, the amount equal to (A) the last sale price of such Securities, regular way, on such date or, if no such sale takes place on such date, the average of the closing bid and asked prices thereof on such date, in each case as officially reported on the principal national securities exchange on which such Securities are then listed or admitted to trading, or (B) if such Securities are not then listed or admitted to trading on any national securities exchange but are reported through the automated quotation system of a registered securities association, the last trading price of such Securities on such date, or if there shall have been no trading on such date, the average of the closing bid and asked prices of such Securities on such date as shown by such automated quotation system, and (ii) as to any other property on any date, the fair market value of such property on such date as determined in good faith by the Manager.

"Fiscal Year." Fiscal Year means the annual accounting period of the Company for financial and income tax reporting purposes adopted under Section 4.

"Indemnified Capacity." See Section 8.1.4.1.

"Indemnified Representative." See Section 8.1.4.2.

"Manager." LOUIS SCERBO and any other Person serving at the time as a manager of the Company as provided in this Agreement.

"Majority Vote". The written approval of or the affirmative vote by Members holding a majority (at least fifty one percent (51%) of the voting Membership Units).

"Member." Any Person who at the time is a record holder or record owner of Units.

"Membership Interest." The interest of a Member in the Company, including, without limitation, interests in Profits and Losses, rights to distributions (liquidating or otherwise), allocations, information, and to consent to or approve actions by the Company, all in accordance with the provisions of this Agreement and the Act.

"Membership Rights." Membership Rights means all of the rights of a Member in the Company, including a Member's: (i) Percentage Interest; (ii) right to inspect the Company's books and records; and (iii) right to participate in the management of and vote on matters coming before the Company (unless otherwise provided in this Agreement, such right can be held only by the Member who owns voting Membership Units).

"Non-Voting interest." Non-Voting Interest means an Interest in the Company, as shown on Exhibit A by Non-Voting Membership Units which does not carry the right to vote on any matter requiring the vote of Members as set forth in this Agreement or the Law.

"Percentage Interest" or "Interest in the Company." The number of all Units, whether voting or non-voting, held at a particular time by a Member, divided by the number of all Units, whether voting or non-voting, then held by all Members, expressed as a percentage.

"Permitted Transfer." This means the transfer of Units between or among existing Members upon such terms as the Members may mutually agree, provided such transfer does not include terms or conditions that otherwise contravene the provisions of this Operating Agreement.

"Person." A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association or other legal entity or organization.

"Prime Rate." A varying rate per annum that is equal to the interest rate published by The Wall Street Journal from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"2019 Private Offering." This means the private offering relating to the offering and sale of Units dated November 15, 2019 pursuant to the terms set forth in the Confidential Offering Memorandum.

"Proceeding." See Section 8.1.4.3.

"Representative." See Section 8.1.4.4.

"Securities." Securities means any (i) privately or publicly issued capital stock, bonds, notes, debentures, commercial paper, bank acceptances, trade acceptances, trust receipts and other obligations, choses in action, partnership or limited liability company interests, instruments or evidences of indebtedness commonly referred to as securities, warrants, options, including puts and calls or any combination thereof and the writing of such options, and (ii) claims or other causes of action, matured or unmatured, contingent or otherwise, of creditors or equity holders of any Person against such Person, including, without limitation, "claims" and "interests", in each case as defined under Title 11 of the United States Code entitled "Bankruptcy," as amended from time to time, and all rights and options relating to the foregoing.

"Treasury Regulations." The income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" or "Membership Units." See Section 3.

"Voting Interest." Voting Interest means an Interest in the Company, as shown in Exhibit A by Voting Membership Units, which if owned by a Member, carries the right to vote on any matter requiring the vote of Members as set forth in this Agreement or the Law.

SECTION 2.
ORGANIZATION AND TERM

2.1 **Principal Place of Business; Other Offices.** The principal place of business of the Company shall be at 103 Sandro Street, Indiana PA 15701 or at such other place as the Manager may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The Company may have such other offices as the Manager may designate from time to time.

2.2 **Purpose.** The object and purpose of, and the nature of the business to be conducted and promoted by, the Company is engaging in any lawful act or activity for which limited liability companies may be organized under the Act and engaging in any and all lawful activities necessary, convenient, desirable or incidental to the foregoing. The purpose of the Company specifically includes: (i) conduct an internet based telehealth business engaging in direct to consumer erectile dysfunction medications, and (ii) engage in any and all activities related or incidental thereto. The Company may pursue these activities through the direct ownership of assets, indirectly through the ownership of interests in joint ventures, partnerships, or other entities (without regard to whether the Company controls any such entity), or in any other manner that the Manager deems appropriate. The Company, acting by and through the Manager, shall have all powers necessary or desirable in connection with the foregoing, including, but not limited to, the power to (i) enter into agreements and execute documents and instruments, including purchase and sale agreements, leases, notes, mortgages, management, and other contracts; (ii) borrow money, and open and maintain bank accounts authorizing withdrawals on the signature of such one or more persons as the Manager may designate; and (iii) execute such other documents and take such other actions as may be necessary or desirable from time to time to carry out any purpose authorized pursuant to this Section.

2.3 **Business Opportunities of the Manager.** Nothing contained in this Agreement shall be deemed to restrict in any way the freedom of the Manager or any of the Members to conduct, independently of the Company, any business or other activity whatsoever, whether or not similar to or competitive with the business of the Company, without any accountability to the Company or to any Member. Neither the Manager nor any of the Members shall be required to submit any other investment opportunity to the Company or any other Member.

2.4 **Term.** The term of the Company shall begin upon the filing of the Certificate of Organization with the Pennsylvania Department of State and shall continue until the Company is dissolved in accordance with the provisions of this Agreement or the Act.

SECTION 3.
MEMBERSHIP INTERESTS

3.1 **Initial and Subsequent Members.** The Members of the Company are the Persons listed on Schedule A. The "Initial Members" shall mean NMMA Group, LLC, Radiant Healthcare, LLC, and Ryan Lombardi. A Person who is not already a Member and who acquires a previously outstanding Unit or Units in accordance with this Agreement shall automatically be admitted as a Member; other Persons may be admitted from time to time upon the issuance to them of a Unit or Units on such terms as are fixed by the Manager. It shall not be necessary for

Persons who are subsequently admitted as Members or who acquire any or all of an existing Member's Units to execute this Agreement either by counterpart or amendment. When any Person is admitted as a Member or ceases to be a Member, the Manager shall prepare a revised version of Schedule A and distribute it to all the Members.

3.2 **Capital Contributions.** A Member shall not be required to lend any funds to the Company or to make any further capital contribution to the Company after that member has paid his initial capital contribution as specified in that Member's Subscription Agreement.

3.3 **Record Holders of Units.** The Company shall be entitled to treat the Person in whose name any Units of the Company stand on the books of the Company as the absolute owner thereof, and as a Member of the Company holding the Membership Interest evidenced by those Units. The Company shall not be bound to recognize any equitable or other claim to, or interest in, such Unit or Units on the part of any other Person, whether or not the Company has express or other notice of any such claim.

3.4 **Lack of Authority.** A Member in his, her or its capacity as such shall not have the authority or power to act for or on behalf of the Company or otherwise bind the Company in any way.

3.5 **No Right of Partition.** A Member shall not have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular assets of the Company.

3.6 **Evidence of Units.**

3.6.1 Evidence of Units. The Units may be represented by certificates.

3.6.2 Unit Certificates. Unit certificates, if any, shall be in such form as approved by the Manager, and shall state that the Company is organized under the laws of Pennsylvania, the name of the person to whom issued, and the number and class of Units and the designation of the series (if any) that the certificate represents. The Unit certificates, if any, shall be numbered and registered in the records of the Company as they are issued, and shall be signed by a manager of the Company.

3.6.3 Lost, Destroyed or Mutilated Certificates. The holder of any Unit certificate shall immediately notify the Company of any loss, destruction or mutilation of the certificate, and the Manager may, in its discretion, cause a new certificate to be issued to the holder, in accordance with 13 Pa.C.S. § 8405.

3.7 **Preemptive Rights Held by the Members.** It is expressly agreed upon that the Members holding Membership Units shall have preemptive rights to subscribe for or purchase Membership Units or Interests or any option, warrant or other optional rights or securities having conversion or option or purchase rights with respect to any Membership Units or Interests issued or sold by the Company for cash. Notwithstanding the foregoing, the preemptive rights under this Section 3.7 will not apply to incentive Units awarded by the Company to any individual or entity. The preemptive rights described herein shall expire at such time as the aggregate capital

contributions to the Company equal or exceed One Million Dollars ($1,000,000) in the aggregate or any individual capital contribution. .

SECTION 4.
FINANCIAL, DISTRIBUTIONS AND TAX MATTERS

4.1 **Capital Contributions.** The Company shall keep a record of the Capital Contributions made by the Members. A Member shall not be required to make any capital contribution to the Company not specifically agreed to in writing between the Member and the Company, including, but not limited to, this Agreement, or be obligated or required under any circumstances to restore any negative balance in his, her or its Capital Account.

4.2 **Return of Contributions.** A Member is not entitled to the return of any part of the Member's Capital Contribution, or to be paid interest in respect of the Member's Capital Account or Capital Contribution. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.3 **Advances by Members.** If the Company does not have sufficient cash to pay its obligations, a Member may agree, with the consent of the Manager, to advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 4.3 constitutes a loan from the Member to the Company, bears interest at the Prime Rate from the date of the advance until the date of payment, and is not a Capital Contribution.

4.4 **Capital Accounts.** At all times while there is more than one Member, a Capital Account shall be established and maintained for each Member.

4.4.1 The allocation and capital account maintenance provisions of Treasury Regulations under Section 704 of the Internal Revenue Code are hereby incorporated by reference, including a "qualified income offset" within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(d), the rules regarding allocation of "partner nonrecourse deductions" under Treas. Reg. Section 1.704-2(i)(1), "minimum gain chargeback" under Treas. Reg. Section 1.704-2(f) and "partner nonrecourse debt minimum gain chargeback" under Treas. Reg. Section 1.704-2(i)(4), and the limitation on allocation of losses to any Member that would cause a deficit capital account in excess of such Member's capital contribution obligations and share of minimum gain and partner nonrecourse debt minimum gain under Treas. Reg. Section 1.704-1(b)(2)(ii)(d) as modified by Treas. Reg. Sections 1.704-2(g)(1) and 1.704-2(i)(5).

4.4.2 To the extent contributed property has a fair market value at the time of contribution that differs from the contributing Member's basis in the property, and to the extent the carrying value of property of the Company otherwise differs from the Company's basis in such property, depreciation, gain and loss for capital account purposes shall be computed by reference to such carrying value rather than such tax basis. In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to such property shall, solely for tax purposes, be shared among the Members so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution, or at the

time that the carrying value of such property is adjusted under Treas. Reg. Section 1.704-1(b)(2)(iv)(f), as the case may be.

4.5 **Ordinary Distributions.**

4.5.1 General.

4.5.1.1 Subject to the provisions of Section 4.8, after provision for sufficient working capital consistent with good fiscal operating policy and management and such other needs as the Manager, in his sole discretion, shall deem necessary, the Manager shall cause Distributable Cash received in connection with:

A. a Disposition to be distributed hereunder no later than thirty (30) days following the receipt thereof; and

B. net operating revenue, interest, dividend or other income of the Company to be distributed.

4.5.1.2 Subject to Section 4.8, distributions pursuant to this Section 4 may be made in cash in the discretion of the Manager.

4.5.2 Distributions of Distributable Cash. Distributable Cash shall be apportioned among the Members as follows:

A. First, among the Members in proportion to their Percentage Interests provided however that until those Members who acquired Units pursuant to the 2019 Private Offering have received pursuant to this Section 4.5.2 cumulative distributions in an amount equal to their Capital Contributions from their subscriptions pursuant to the 2019 Private Offering, fifty percent (50%) of the distribution otherwise allocable to NMMA shall be allocated and paid pro-rata to those Members who acquired Units pursuant to the 2019 Private Offering.

B. Thereafter, one hundred percent (100%) to the Members in proportion to their Percentage Interests.

4.6 **Distributions in Kind.**

4.6.1 Subject to the provisions of Section 4.8, if at any time the Manager, in its sole discretion, decides to make a distribution of property other than cash, such property shall be deemed to be sold for its Fair Market Value (net of any liabilities secured by such distributed property that the recipient Members are considered to assume or take subject to Section 752 of the Code), and any gain or loss associated with such deemed sale shall be included in determining Profit or Loss for purposes of the allocations specified in Section 4.11 and Section 4.12. Any such distributions shall be made after giving effect to the allocations required by Section 4.11 and Section 4.12, and any adjustments in respect of distributions of such property shall reflect such Fair Market Value. All such in kind distributions shall be made in the

same respective proportions as distributions of Distributable Cash would at the time be made pursuant to Section 4.5 or Section 4.9, as the case may be.

4.7 **Minimum Distributions.** With respect to any taxable year of the Company in which Members are allocated taxable income for Federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall attempt to distribute to the Members, within ninety (90) days after the close of that taxable year, no less than the amount determined by multiplying the Company's taxable income (computed as set forth in this sentence) by the highest composite Federal, state and local income tax rate applicable to any Member. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Agreement. Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions. Notwithstanding the foregoing, if there is a pending liquidation distribution to be made pursuant to this Agreement, the Manager may elect to not make a minimum distribution pursuant to this Agreement.

4.8 **Restrictions on Distributions.** The foregoing provisions of this Section 4 to the contrary notwithstanding, no distribution shall be made:

4.8.1 if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any Governmental Authority then applicable to the Company;

4.8.2 to the extent that the Manager, in its sole discretion, determines that any amount otherwise distributable should be retained by the Company to pay, or to establish a reserve for the payment of, any liability or obligation of the Company, whether liquidated, fixed, contingent or otherwise including, without limitation, any potential indemnification obligation of the Company associated with a disposition; or

4.8.3 to the extent that the Manager, in its sole discretion, determines that the cash available to the Company is insufficient to permit such distribution.

4.9 **Record Holders.** Any distribution of Company assets, whether pursuant to this Section 4 or otherwise, shall be made only to Persons who, according to the books and records of the Company, were the holders of record of Units on the date determined by the Manager as of which the Members are entitled to any such distribution.

4.10 **Final Distribution.** The final distributions following dissolution of the Company shall be made in accordance with the provisions of Section 10.

4.11 **Allocations of Profits.** Profits for any Fiscal Year shall be allocated to the Members:

4.11.1 First, to Members to which Losses previously have been allocated pursuant to other sections of this Agreement to the extent of and in proportion to the amount of such Losses;

4.11.2 Thereafter, to the Members in proportion to each Member's respective Percentage Interest.

4.12 **Allocations of Losses.** Losses for any Fiscal Year shall be allocated as follows:

4.12.1 First, to the extent of and in proportion to Profits previously allocated to the Members pursuant to other sections of this Agreement and not previously offset by allocations of Loss pursuant to this Section; and

4.12.2 Second, to the Members in proportion to each Member's respective Percentage Interest.

4.13 **Other Allocation Rules.**

4.13.1 For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Regulations thereunder.

4.13.2 The allocations set forth in this Agreement are intended to have substantial economic effect and to reflect the relative interests of the Members as required by Section 704(b) of the Code. In the event the Manager determines that they do not achieve that goal, the Manager shall have the right to adjust such allocations in order to do so.

4.14 **Establishment of Reserves.** The Manager shall have the right and obligation to establish reasonable reserves for maintenance, improvements, acquisitions, capital expenditures and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company as the Manager may deem necessary or appropriate for that purpose.

4.15 **Tax Returns.** The Manager shall arrange for the preparation of all tax returns required to be filed for the Company. Each Member shall be entitled to receive, upon written request, copies of all Federal, state and local income tax returns and information returns, if any, which the Company is required to file. All information needed by the Members and other Persons who were Members during the applicable taxable year for income tax purposes shall be prepared by the Company's accountants and furnished to each such Person after the end of each taxable year of the Company.

4.16 **Tax Elections.**

4.16.1 To the extent permitted by applicable tax law, the Company may make the following elections on the appropriate tax returns:

4.16.1.1 to adopt the calendar year as the Company's taxable year;

4.16.1.2 to adopt the cash method of accounting and to keep the Company's books and records on the income-tax method;

4.16.1.3 if a transfer of a Membership Interest as described in Section 743 of the Code occurs, on written request of any transferee Member, or if a distribution of Company property is made on which gain described in Section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in Section 734(b)(1)(B) of the Code, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

4.16.1.4 to elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company ratably over a period of 60 months as permitted by Sections 195 and 709(b) of the Code; and

4.16.1.5 any other election the Manager may deem appropriate and in the best interests of the Members.

4.16.2 Neither the Company nor any Manager or Member may make an election for the Company to be taxable as a corporation for Federal income tax purposes or to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

4.17 **Tax Matters Partner.** If the Company is subject to the consolidated audit procedures of Sections 6221 to 6234 of the Code, the Manager shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code, except that, if the Manager is not a Member, the "tax matters partner" shall be a Member that is designated as such by vote of the Members. Any Member who serves as tax matters partner shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. The Company shall reimburse the tax matters partner for any costs incurred representing the interests of the Members in respect of Company tax matters.

4.18 **Tax Withholding.** Unless treated as a Tax Payment Loan, any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Section 1274(d)(1) of the Code, determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to

comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this subsection.

SECTION 5.
MANAGEMENT

5.1 Management by Manager.

5.1.1 Exclusive Responsibility. The management of the business and affairs of the Company shall be the sole and complete responsibility of the Manager. A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company, and shall not have any right or authority to act for or bind the Company. The Company may act only by actions taken by or under the direction of the Manager in accordance with this Agreement.

5.1.2 Authority and Duty of Manager. The Manager shall make all decisions affecting the business and affairs of the Company and make all decisions affecting such business and affairs, including without limitation, the power to:

5.1.2.1 Acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible;

5.1.2.2 Construct, operate, maintain, finance, and improve, and to own, sell, convey, assign, mortgage, or lease any real estate and any personal property;

5.1.2.3 Sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;

5.1.2.4 Enter into agreements and contracts and to give receipts, releases, and discharges;

5.1.2.5 Purchase liability and other insurance to protect the Company's properties and business;

5.1.2.6 Borrow money for and on behalf of the Company, and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company.

5.1.2.7 Execute or modify leases with respect to any part or all of the assets of the Company;

5.1.2.8 Prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust which may affect any assets of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals, or modifications of such mortgages or deeds of trust;

5.1.2.9 Execute any and all other instruments and documents which may be necessary or in the opinion of the Manager desirable to carry out the intent and purpose of this

Agreement, including, but not limited to, documents whose operation and effect extend beyond the term of the Company;

5.1.2.10 Make any and all expenditures which the Manager, in its sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting, and other related expenses incurred in connection with the organization and financing and operation of the Company;

5.1.2.11 Enter into any kind of activity necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company; and

5.1.2.12 Invest and reinvest Company reserves in short-term instruments or money market funds.

5.1.2.13 The admission of additional Members to the Company;

5.1.2.14 The Company's election to exercise any right to purchase a Member's Units; and

5.1.2.15 Enter into any Capital Transaction.

5.1.3 Limitation on Authority of Members.

5.1.3.1 No Member is an agent of the Company solely by virtue of being a Member, and no Member other than the Manager has authority to act for the Company.

5.1.3.2 Except for the fundamental voting rights granted to the Members under Section 8847(c)(3) of the Act, this Section 5.1 supersedes any authority granted to the Members pursuant to Section 8847 of the Act. Any Member who takes any action or binds the Company in violation of this Section 5.1 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.1.4 Delegation. The Manager may delegate the right, power and authority to manage the day to day business, affairs, operations and activities of the Company to any officer, employee or agent of the Company, subject to the ultimate direction, control and supervision of the Manager. If the Manager appoints an officer of the Company with a title that is commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Manager. Any number of offices may be held by the same Person. The salaries and other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Manager.

5.1.5 Non-exclusive Service. The Manager need not devote services to the Company on a substantially full time basis and need only devote so much time to the Company's activities as the Manager determines to be necessary for the efficient conduct thereof.

5.2 **Identification of Manager.**

5.2.1 Manager. The initial Manager shall be LOUIS SCERBO, to serve until earlier to occur of his resignation, death or disability. All Members holding voting Membership Units hereby agree to vote their Units in favor of LOUIS SCERBO to have him re-appointed as the sole Manager of the Company until earlier to occur of his resignation, death or disability. Upon earlier to occur of LOUIS SCERBO's resignation, death or disability, a successor Manager can be elected pursuant to other provisions of this Agreement.

5.2.2 Term of Office. The Manager shall hold office until his earlier death, resignation or removal.

5.2.3 Qualifications of Manager. The Manager need not be a Member or resident of the Commonwealth of Pennsylvania.

5.3 **Vacancies; Removal; Resignation.**

5.3.1 Vacancies. Upon earlier to occur of either LOUIS SCERBO's resignation, disability or death, a Manager may be elected at a special meeting of Members holding voting Membership Units called for that purpose.

5.3.2 Resignation of Manager. The Manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.4 **Compensation of Manager.** Initially, the Manager shall receive a management fee equal Four Thousand Dollars ($4,000) per month for his services as Manager. The management fee is subject to increase from time to time as the business and operations of the Company expand. In addition, the Manager shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of his service as Manager. Some part or all of the management fees may be accrued as a Company expense and deferred for payment (at the Manager's discretion) subject to the Company's cash flow requirements.

5.5 **Conflicts of Interest.**

5.5.1 Other Business Opportunities. Subject to the other express provisions of this Agreement, the Manager may engage in and possess interests in other business ventures of any and every type and description, independently or with others, except ones in competition with the Company, with no obligation to offer to the Company or any Member or Manager the right to participate therein.

5.5.2 Interested Transactions. A contract or transaction between the Company and the Manager or one or more of its officers or between the Company and another domestic or foreign association in which the Manager or one or more of its officers have a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because the Manager or officer participates in the authorization of the contract or transaction, if:

5.5.2.1 if the Manager is not a party to the contract or transaction, the material facts as to the relationship or interest and as to the transaction are disclosed or known to the Manager and the Manager authorizes the contract or transaction;

5.5.2.2 the material facts as to the relationship or interest and as to the transaction are disclosed or known to the Members entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those Members; or

5.5.2.3 the contract or transaction is fair to the Company as of the time it is authorized, approved or ratified by the Manager or the Members.

5.6 **Limitation of Liability.** The Manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under Federal, state and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Section shall apply to or have any effect on the liability or alleged liability of any person who is or was the Manager of the Company for or with respect to any acts or omissions of the Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this Section, this Section shall be construed to provide for such greater protection.

SECTION 6.
MEMBERS

6.1 **Meetings of and Voting by Members.**

6.1.1 A meeting of the Members may be called at any time by the Manager or by those Members holding more than fifty percent (50%) of the voting Membership Units then held by Members. Meetings of Members shall be held at the Company's principal place of business or at any other place in Pennsylvania designated by the Person calling the meeting. Not less than ten (10) nor more than ninety (90) days before each meeting, the Person calling the meeting shall give written notice of the meeting to each Member entitled to vote at the meeting. The notice shall state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the Company records or that Member is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members holding more than fifty percent (50%) of the voting Membership Units then held by Members constitutes a quorum. A Member may vote either in person or by written proxy signed by the Member or by his duly authorized attorney-in-fact.

6.1.2 Except as otherwise provided in this Agreement, the affirmative vote of members holding more than fifty percent (50%) or more of the voting Membership Units then held by Members shall be required to approve any matter coming before the Members.

6.1.3 Notices. Notice of a meeting of Members shall be given to the Members either personally or by sending a copy thereof:

6.1.3.1 By first class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of each Member appearing on the books of the Company. Notice pursuant to this paragraph shall be deemed to have been given when deposited in the United States mail or with the courier service.

6.1.3.2 By facsimile transmission, e-mail or other electronic communication to the facsimile number or address for e-mail or other electronic communications supplied by a Member to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given when sent.

6.2 **Proxies.**

6.2.1 General Rule. Every Member entitled to vote at a meeting of the Members or to express consent or dissent without a meeting may authorize another Person to act for the Member by proxy. The presence of, or vote or other action at a meeting of Members by, or the expression of consent or dissent by, a proxy of a Member shall constitute the presence of, or vote or action by, or consent or dissent of the Member.

6.2.2 Minimum Requirements. Every proxy shall be executed by the Member or by the duly authorized attorney-in-fact of the Member and filed with the Manager. A telegram, telex, cablegram or other electronic transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as properly executed for purposes of this Section if it sets forth a confidential and unique identification number or other mark furnished by the Company to the Member for the purposes of a particular meeting or transaction.

6.2.3 Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Manager. An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided in the proxy. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Manager.

6.3 **Conduct of Meetings.** All meetings of the Members shall be presided over by the chairman of the meeting, who shall be designated by the Manager. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.4 **Action by Consent or Remote Participation.**

6.4.1 Action by Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting. The consents shall be in writing or in electronic form and shall be filed with the Manager. An action taken by less than unanimous consent of the

Members shall not become effective until after at least ten (10) days' written notice of the action has been given to each Member entitled to vote thereon who has not consented thereto.

6.4.2 Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Members, by conference telephone or other electronic means, including without limitation the Internet, shall constitute the presence of, or vote or action by, the Member.

6.5 **Voting by Joint Holders of Units.** Where Units are held in any form of joint or common ownership by two or more Persons:

6.5.1 if less than all of those Persons are present in person or by proxy at a meeting of the Members, all of the Units held in joint or common ownership shall be deemed to be represented at the meeting and the Company shall accept as the vote of all the Units the vote cast by a majority of those Persons present; and

6.5.2 if the Persons are equally divided upon whether the Units held by them shall be voted or upon the manner of voting the Units, the voting of the Units shall be divided equally among the Persons without prejudice to the rights of those Persons among themselves.

6.6 **Liability of Members.** The Members, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act.

6.7 **Member Covenants.** The parties agree that this Section is intended to protect the Company's legitimate business interests and is reasonable. Each Member agrees to inform each person who is an owner, representative, employee or agent of such Member of the requirements of this Section. Each Member agrees to be liable for a breach of this Section by any owner, representative, employee or agent of such Member.

6.7.1 Confidential Information.

6.7.2 Except as provided in clause (a)(ii) below, a Member shall not disclose or use any Confidential Information. For purposes of this Agreement, "Confidential Information" means all information concerning or related to the business, operations, financial condition or prospects of the Company, regardless of the form in which such information appears written, oral, electronic) and whether or not such information has been reduced to a tangible form, and shall specifically include (i) all information regarding the officers, directors, employees, equity holders, customers, suppliers, contractors, distributors, and agreements of the company, in each case whether past, present or prospective, (ii) all software, inventions, discoveries, trade secrets, processes, techniques, methods, formulae, ideas and know-how of the company, and (iii) all financial statements, audit reports, budgets and business plans or forecasts of the Company; provided, that the Confidential Information shall not include (A) information which is or becomes generally known to the public through no act or omission of the Member and (B) information which has been or hereafter is lawfully obtained by the Member from a source other than the Company (or their respective officers, directors, employees, equity holders or agents) so long as, in the case of information obtained from a third party, such third party was or is not, directly or indirectly, subject to an obligation of confidentiality owed to the Company at the time such Confidential Information was or is disclosed to the Member.

6.7.3 Notwithstanding clause (a) (i) above, the Members shall be permitted to disclose Confidential Information (A) to the Member's attorneys, accountants. consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring the investment in the Company, (B) to any prospective purchaser of the Membership Interest if the prospective purchaser agrees to be bound by the provisions of this Section, or (C) as required by law; provided, that prior to making any disclosure of Confidential Information required by law, the Member shall notify the Company of his intent to make such disclosure, and the Company shall have the right to participate with the Member in determining the amount and type of Confidential Information, if any, which must be disclosed in order to comply with applicable law.

6.7.4 Promptly after transferring all of the Member's Membership interest in the Company for any reason, the Member or the Member's legal representative shall return to the Company all Confidential Information which is in tangible form.

6.8 **Member Work.** All Member Work shall be the sole property of the Company and, to the extent applicable, shall be "work made for hire" under and as defined by law. Each member shall promptly disclose to the Company all Member Work and shall execute all such documents and instruments as the Company may reasonably determine are necessary or desirable it order to give effect to the preceding sentence or to preserve protect or enforce the Company's rights with respect to any Member Work. For purposes of this Agreement, the term "Member Work" means all written and graphic materials, computer software, inventions, discoveries and improvements authored, prepared, conceived or made by the Member related to the business of the Company.

6.9 **Non-Competition.** Each Initial Member agrees that while being a Member of the Company and for three (3) years after ceasing to be a Member, he will not directly or indirectly, individually or in conjunction with any other person or entity, as an employee, agent, representative, partner or holder of any interest in any other entity:

6.9.1 Solicit, entice, induce any person or entity, who is a customer of the Company, to become a customer of any other person or entity; or

6.9.2 Solicit, entice or induce any person who is an employee of the Company to become employed by any other person or entity; or

6.9.3 Manage, operate, control, own, accept employment with, consult for, or otherwise assist or be connected with any business that materially competes with the Company. A "competitor" of the Company is defined as any business which provides online direct-to consumer pharmaceuticals primarily for erectile dysfunction medications.

6.9.4 Nothing in this Section or Agreement shall prohibit a Member from assisting with the pharmacy process of other erectile dysfunction specific companies or companies that solicit for erectile dysfunction medications.

SECTION 7.
TRANSFER OF UNITS

7.1 **Transfer of Units.**

7.1.1 Restriction on Transferability. Except as otherwise provided in this Agreement, no Member may sell, assign, give, pledge, or otherwise transfer, whether voluntarily or involuntarily, Membership Interests, and no Membership Interests shall be transferred on the books of the Company.

7.1.2 As used in this Section, the "**effective date of a transfer**" of Units shall be the earliest date when all requirements expressed herein for a transfer have been met.

7.1.3 Notwithstanding any contrary provision of this Agreement, both the Company and the Manager shall be entitled to treat the transferor of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to that transferor, until such time as the written instrument of transfer has been received by the Company and recorded on the books of the Company. However, subject to other provisions of this Article, the Manager shall not refuse to record a transfer on the books of the Company unless the Manager reasonably believes the transfer to be illegal, void, or otherwise not in compliance with the terms of this Agreement.

7.1.4 Except as provided in other provisions of this Agreement, from and after the effective date of a transfer, a transferee of Units shall be entitled to receive Net Cash Flow and other distributions from the Company, and the allocation of Company Profits, Losses, and credits (including all items thereof), attributable to the interest acquired by reason of that transfer.

7.2 **Substituted Member.**

7.2.1 The admission of a transferee as a Substituted Member shall be conditioned as follows:

7.2.1.1 The transfer or assignment of the Units was permitted by and in accordance with the terms and provisions of this Agreement.

7.2.1.2 The instrument of transfer, and such other instruments as the Manager may deem necessary or desirable to effect the admission of the transferee as a Substituted Member, being in form and substance satisfactory to the Manager;

7.2.1.3 The transferor and transferee named therein executing and acknowledging such other instrument or instruments as the Manager may deem necessary or desirable to effectuate the transferee's admission;

7.2.1.4 The transferee's written acceptance and adoption of all terms and provisions of this Agreement, as the same may have been amended;

7.2.1.5 The transferor or transferee, or both, paying or obligating themselves to pay all reasonable expenses connected with the transferee's admission (as determined solely by the Manager), including, but not limited to, the cost of preparing, filing, and publishing any appropriate documents; and

7.2.1.6 Such other conditions as the Manager reasonably may impose.

7.3 **Status of a Substituted Member.** A "**Substituted Member**" is a person admitted (pursuant to this Agreement) to all of the rights, and who assumes all of the obligations, of a Member who has transferred Units. A Substituted Member may be referred to as a Member.

7.4 **Transferees Who Are Not Substituted Members.** A transferee who does not become a Substituted Member shall have no right to receive any information or account of Company transactions, to inspect the Company's books, to request a meeting of the Company, or to exercise any other right of a Member, other than to receive the share of Net Cash Flow and other distributions of the Company, and the allocation of Profits, Losses, and credits (including all items thereof) of the Company, to which its transferor would have been entitled as to those Units.

7.5 **Limitation on Assignment or Other Transfer.** No assignment or other transfer of Units may be made if, in the opinion of counsel for the Company, that transfer or assignment would (i) violate the Securities Act of 1933, as amended, or applicable state securities or Blue Sky laws, or any other applicable provision of law in any respect; or (ii) cause the Company to be treated as an association taxable as a corporation rather than as a Company for federal, state, or local income tax purposes. Nothing contained in this Section shall be interpreted to require the Manager to obtain a written opinion of counsel concerning the matters covered herein if, in the good faith judgment of the Manager, such an opinion is not necessary.

7.6 **Void Transfer.** In no event shall Units, or any portion thereof, be sold, assigned, or otherwise transferred outright to a minor or an incompetent, or in violation of this Agreement or any federal or state law. Any such attempted transfer shall be void and ineffectual, and shall not bind the Company or the Manager.

7.7 **Withdrawal Prohibited.** Except as otherwise provided in this Agreement, no Member shall have the right to withdraw from the Company, or to reduce his or her contribution to Company capital.

7.8 **Right of First Refusal.**

7.8.1 Subject to the restrictions and conditions of the balance of this Section and except with respect to Permitted Transfers, no Member may sell, assign, give, pledge, or otherwise transfer, whether voluntarily or involuntarily, Units, and no Units shall be transferred on the books of the Company, unless prior to the transfer, that Member, or in the case of an involuntary transfer, that Member and the person who would receive that Member's Units (referred to in each case as the "**Transferring Member**"), first notifies the Manager and all other Members in writing (the "**Offer Notice**") of the number of Units that the Transferring Member proposes to transfer or has received, as the case may be (the "**Tendered Interest**"). In addition, the Offer Notice shall set forth (i) the identities of the transferor and transferee; (ii) the

consideration, if any, to be received by the transferee; (iii) the other material terms of transfer; and (iv) a copy of any written offer setting forth those terms. The Company, through the Manager, may elect within thirty (30) calendar days after the giving of the Offer Notice (the "**First 30 Day Period**") to acquire the Tendered Interest. If the Company does not act or declines to purchase the Tendered Interests, each Member other than the Transferring Member then may elect within thirty (30) calendar days after the giving of the Offer Notice (the "**Second 30 Day Period**") to acquire its share (which shall equal that Member's Percentage Interest divided by the sum of the Percentage Interests of all Members other than a Transferring Member) of the Tendered Interest at the price set forth in subsection (b) of this Section, and under the other terms and conditions set forth in the Offer Notice. If some, but not all, of the Members (other than the Transferring Member) elect to purchase their share of the Tendered Interest, those Members who so elect may further elect to purchase some or all of the Tendered Interest that the other eligible Members elected not to purchase. This further election must be made within ten (10) calendar days after the first to occur of (i) the expiration of the Second 30 Day Period described previously in this subsection and (ii) waiver of the exercise of the option by the last Member (other than the Transferring Member) not exercising an option to purchase its share of the Tendered Interest under this subsection. If the additional elections made under this subsection would result in the purchase of more of the remaining Tendered Interest than is available, then the portion of the remaining Tendered Interest that each Member electing under this subsection may purchase shall equal the quotient of that Member's Percentage Interest at the time when the Offer Notice is given divided by the aggregate Percentage Interest of all Members then electing to purchase under this subsection. Notwithstanding the foregoing, the Members exercising options may determine, by unanimous written agreement among themselves, the proportions in which they may purchase the Tendered Interest. All elections and waivers of election hereunder shall be made by giving written notice to the Transferring Member and the Manager within the applicable time period specified in this subsection. If the Company or any Member fails to give written notice of the exercise of an option within the time frames herein set forth, then the Company or that Member shall be deemed to have waived the right to exercise its option on the last day of the relevant period. As to any portion or all of the Tendered Interest that the Company or other Members elect to purchase, a closing of the purchase shall be held on or before the later to occur of (i) the date for purchase set forth in the Offer Notice and (ii) twenty (20) days after the date when the last timely election to purchase was received. If the Company and the other Members do not elect to purchase all of the Tendered Interest in accordance with the provisions of this subsection, then:

7.8.1.1 In the case of a voluntary transfer, the Transferring Member may transfer all of the Tendered Interest to the transferee in accordance with the terms set forth in the Offer Notice at any time or times within the sixty (60) day period next following the waiver or expiration of the last applicable option under this subsection, but if a transfer to the transferee on those terms is not consummated within that sixty (60) day period, then the other Member's right of notice and right to purchase the Transferring Member's interest under this subsection shall apply to any subsequent transfer of the Tendered Interest; or

7.8.1.2 In the case of an involuntary transfer, the transferee may retain that portion.

7.8.2 If the transfer is for valuable consideration in money or money's worth, the purchase price for the Tendered Interest shall equal the purchase price set forth in the Offer Notice. If the transfer is not for valuable consideration in money or money's worth, the purchase price shall equal the fair market value of the interest as determined under this subsection. The fair market value of the Tendered Interest.

7.8.3 Sections 7.8.1and 7.8.2 shall not apply to sales or transfers of Units if the transfer is preapproved by the Manager or with respect to Permitted Transfers. Such preapproval will be granted on a case-by-case basis and documented in the resolutions of the Manager and the Company. Such situations may include the preapproval of a transfer to a descendant(s) or a Member upon the death of a Member or the transfer to a trust during the lifetime of a Member or upon the death of a Member.

7.8.4 A Member requesting an exemption to transfer Units under Subsection 7.8.3 of this Section shall give notice of such requested transfer to the Manager. That notice shall (i) state that the transfer is intended to be exempt under Section 7.8.3, (ii) identify the transferee, and (iii) in the case of a transfer to a trust, identify the trustee of the trust.

7.8.5 The provisions of this Section shall apply regardless of whether the Offer Notice contemplates a transfer of only an economic interest in the Company of the Transferring Member or a transfer whereby the transferee would become a Substituted Member. No transferee of a Transferring Member, including a transferee of a transfer that is permitted under Section 7.8.3, may become a Substituted Member except as provided in Section 7.2.

7.8.6 For Purposes of this Section, the following terms have the meanings assigned:

7.8.7 "Fair Market Value" means the value determined by the accountant retained by Company. The accountant may retain any professional to assist with the determination of any asset's value. The value determined by the accountant and such other professional shall be final. The fees of such professional shall be paid by the Company.

SECTION 8.
INDEMNIFICATION OF MANAGERS, OFFICERS AND OTHER AUTHORIZED REPRESENTATIVES

8.1 Scope of Indemnification.

8.1.1 General Rule. The Company shall indemnify an Indemnified Representative against any liability incurred in connection with any Proceeding in which the Indemnified Representative may be involved as a party or otherwise by reason of the fact that the Indemnified Representative is or was serving in an Indemnified Capacity, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability, except:

8.1.1.1 where the indemnification is expressly prohibited by applicable law;

8.1.1.2 where the conduct of the Indemnified Representative has been finally determined pursuant to Section 8.6 or otherwise:

A. to constitute willful misconduct or recklessness within the meaning of 15 Pa.C.S. §8848(g) or any superseding provision of law sufficient in the circumstances to bar indemnification against liabilities arising from the conduct; or

B. to be based upon or attributable to the receipt by the Indemnified Representative from the Company of a personal benefit to which the Indemnified Representative is not legally entitled; or

8.1.1.3 to the extent the indemnification has been finally determined in a final adjudication pursuant to Section 8.6 to be otherwise unlawful.

8.1.2 Partial Payment. If an Indemnified Representative is entitled to indemnification in respect of a portion, but not all, of any liabilities to which the Person may be subject, the Company shall indemnify the Indemnified Representative for such portion of the liabilities.

8.1.3 Presumption. The termination of a proceeding by judgment, order, settlement or conviction or upon a plea of *nolo contendere* or its equivalent shall not of itself create a presumption that the Indemnified Representative is not entitled to indemnification.

8.1.4 Definitions. For purposes of this Article:

8.1.4.1 "Indemnified Capacity" means any and all past, present and future service by an Indemnified Representative in one or more capacities as a Manager, officer, employee or agent of the Company, or, at the request of the Company, as a director, manager, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other entity or enterprise;

8.1.4.2 "Indemnified Representative" means the Manager and officers of the Company and any other person designated as an Indemnified Representative by the Manager (which may, but need not, include any Person serving at the request of the Company, as a director, manager, officer, employee, agent, fiduciary or trustee of the Company or any corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other entity or enterprise);

8.1.4.3 "Proceeding" means any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Company, its Members or otherwise; and

8.1.4.4 "Representative" means, with respect to any entity, a person occupying the position or discharging the functions of a director, officer, manager, employee or agent thereof, regardless of the name or title by which the person may be designated.

8.1.5 Covered Liabilities. The liabilities for which indemnification, contribution and advancement of expenses are provided under this Article include any damage, judgment, amount paid in settlement, fine, penalty, punitive damages, excise tax assessed with respect to an employee benefit plan, or cost or expense, of any nature (including, without limitation, attorneys' fees and disbursements).

8.2 **Proceedings Initiated By Indemnified Representatives.** Notwithstanding any other provision of this Article, the Company shall not indemnify under this Article an Indemnified Representative for any liability incurred in a Proceeding initiated (which shall not be deemed to include counterclaims or affirmative defenses) or participated in as an intervenor or *amicus curiae* by the Person seeking indemnification unless the initiation of or participation in the Proceeding is authorized, either before or after its commencement, by the Manager. This Section shall not apply to reimbursement of expenses incurred in successfully prosecuting or defending an arbitration under Section 8.6 or otherwise successfully prosecuting or defending the rights of an Indemnified Representative granted by or pursuant to this Article.

8.3 **Advancing Expenses.**

8.3.1 General Rule. The Company shall pay the expenses (including attorneys' fees and disbursements) incurred in good faith by an Indemnified Representative in advance of the final disposition of a Proceeding described in Section 8.1 or the initiation of or participation in which is authorized pursuant to Section 8.2 upon receipt of an undertaking by or on behalf of the Indemnified Representative to repay the amount if it is ultimately determined pursuant to Section 8.6 or by a court of competent jurisdiction that the Indemnified Representative is not entitled to be indemnified by the Company pursuant to this Article. The financial ability of an Indemnified Representative to repay an advance shall not be a prerequisite to the making of the advance. Except as provided in Subsection 8.3.2, advancement of expenses shall be automatic upon receipt of the undertaking to repay the amount advanced and shall not require approval of the Manager. Advancement of expenses shall not of itself give the Company the right to select, or participate in the selection of, counsel for the Indemnified Representative.

8.3.2 Exception. Subsection 8.3.1 shall not apply to a Proceeding in which an Indemnified Representative is a defendant if the initiation of the Proceeding is authorized by the affirmative vote of a majority of the Manager in office.

8.4 **Securing of Indemnification Obligations.** To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Company may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Company, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Manager shall approve. Absent fraud, the determination of the Manager with respect to such amounts, costs,

terms and conditions shall be conclusive against all Members, officers and Manager and shall not be subject to voidability.

8.5 **Time for Payment.** An Indemnified Representative shall be entitled to indemnification, contribution or advancement of expenses within thirty (30) days after a written request for indemnification or advancement of expenses has been delivered to the Manager.

8.6 **Arbitration.**

8.6.1 General rule. Any dispute related to the right to indemnification, contribution or advancement of expenses as provided under this Article, shall be decided only by arbitration in the metropolitan area in which the principal executive offices of the Company are located at the time, in accordance with the commercial arbitration rules then in effect of the American Arbitration Association, before a panel of three arbitrators, one of whom shall be selected by the Company, the second of whom shall be selected by the Representative and the third of whom shall be selected by the other two arbitrators. In the absence of the American Arbitration Association, of if for any reason arbitration under the arbitration rules of the American Arbitration Association cannot be initiated, or if one of the parties fails or refuses to select an arbitrator or if the arbitrators selected by the Company and the Representative cannot agree on the selection of the third arbitrator within thirty (30) days after such time as the Company and the Representative have each been notified of the selection of the other's arbitrator, the necessary arbitrator or arbitrators shall be selected by the presiding judge of the court of general jurisdiction in such metropolitan area.

8.6.2 Burden of Proof. The party or parties challenging the right of a Representative to the benefits of this Article shall have the burden of proof.

8.6.3 Expenses. The Company shall reimburse a Representative for the expenses (including attorneys' fees and disbursements) incurred in successfully prosecuting or defending an arbitration under this section.

8.6.4 Effect. Any award entered by the arbitrators shall be final, binding and nonappealable and judgment may be entered thereon by any party in accordance with applicable law in any court of competent jurisdiction, except that the Company shall be entitled to interpose as a defense in any such judicial enforcement proceeding any prior final judicial determination adverse to the Representative under Section 8.1.1.2 in a proceeding not directly involving indemnification under this Section. This arbitration provision shall be specifically enforceable.

8.7 **Contribution.** If the indemnification provided for in this Article or otherwise is unavailable for any reason in respect of any liability or portion thereof, the Company shall contribute to the liabilities to which the Indemnified Representative may be subject in such proportion as is appropriate to reflect the intent of this Section or otherwise.

8.8 **Mandatory Indemnification of Managers, Officers, Etc.** To the extent that a Representative of the Company has been successful on the merits or otherwise in defense of any action or proceeding relating to the Person's service as a Representative of the Company or in defense of any claim, issue or matter therein, the Person shall be indemnified against expenses

(including attorneys' fees and disbursements) actually and reasonably incurred by the Person in connection therewith.

8.9 **Contract Rights; Amendment or Repeal.** Any rights under this Article shall be deemed a contract between the Company and each Indemnified Representative, or Representative with a claim for indemnification under Section 8.8, pursuant to which the Company and each such Indemnified Representative or Representative intend to be legally bound. Any repeal, amendment or modification hereof that reduces the indemnification or advancement of expenses provided hereby shall be prospective only and shall not affect any rights or obligations then existing, except as may be agreed in writing by the affected Indemnified Representative or Representative. If the Act is amended to permit a Pennsylvania limited liability company to provide greater rights to indemnification and advancement of expenses for Indemnified Representatives than the express terms of this Section 8 this Section 8 shall be construed to provide for such greater rights.

8.10 **Scope of Article.** The rights granted by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution or advancement of expenses may be entitled under any statute, agreement, vote of Members or disinterested Manager or otherwise both as to action in an indemnified capacity and as to action in any other capacity. The indemnification, contribution and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a Person who has ceased to be an Indemnified Representative in respect of matters arising prior to such time, and shall inure to the benefit of the heirs and personal representatives of such a Person.

8.11 **Reliance on Provisions.** Each Person who shall act as an Indemnified Representative of the Company shall be deemed to be doing so in reliance upon the rights provided by this Section.

8.12 **Interpretation.** The provisions of this Section are adopted pursuant to the authority set forth in 15 Pa.C.S. § 8848 and are intended to fall within the scope of the permissible provisions of an operating agreement authorized by that section.

SECTION 9.
BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

9.1 **Maintenance of Books.**

9.1.1 Financial Records. The Company shall keep books and records of accounts which shall be maintained on a cash basis, or such other method as is required for Federal income tax purposes, in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.4.

9.1.2 Company Records. In addition to the financial records required to be maintained under subsection 9.1.1, the Company shall keep the following records:

9.1.2.1 A list setting forth the full name and last known mailing address of each Member and Manager.

9.1.2.2 A copy of the Certificate and all amendments thereto.

9.1.2.3 Copies of all of the Company's Federal, state and local income tax returns and annual financial statements.

9.1.2.4 Copies of the currently effective written Operating Agreement, and all amendments thereto, and copies of any operating agreements no longer in effect.

9.1.2.5 Minutes of the proceedings of the Members or Manager.

9.2 **Reports.** The Company shall furnish to its Members annual financial statements, including at least a balance sheet as of the end of each fiscal year and a statement of income and expenses for the fiscal year. The financial statements shall be prepared on the basis of generally accepted accounting principles, if the Company prepares financial statements for the fiscal year on that basis for any purpose. The financial statements shall be mailed by the Company to each of the Members within one hundred twenty (120) days after the close of each fiscal year. Statements that are not audited or reviewed by a public accountant shall be accompanied by a statement of the person in charge of the Company's financial records:

9.2.1.1 Stating his reasonable belief as to whether or not the financial statements were prepared in accordance with generally accepted accounting principles and, if not, describing the basis of presentation.

9.2.1.2 Describing any material respects in which the financial statements were not prepared on a basis consistent with those of the previous year.

9.3 **Financial Accounts.** The Manager shall establish and maintain one or more separate bank and investment accounts in the Company name with financial institutions and firms that the Manager determines. The Manager may not commingle the Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Manager's investment of their own funds or investments by their affiliates.

SECTION 10.
DISSOLUTION, LIQUIDATION, AND TERMINATION

10.1 **Dissolution.** The Company shall be dissolved upon the happening of any of the following events:

10.1.1 When the period fixed for its duration in the Agreement and/or the Certificate has expired;

10.1.2 Upon the unanimous written agreement of all of the Members;

10.1.3 Upon written direction of the Manager; or

10.1.4 the entry of an order of judicial dissolution of the Company under Section 8871 of the Act.

10.2 **Liquidation and Termination.**

10.2.1 Procedure. On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more representatives or Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidator are as follows:

10.2.1.1 as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

10.2.1.2 the liquidator shall first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.3) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable;

10.2.1.3 after all of the debts, liabilities and obligations of the Company to its creditors have been paid, satisfied or discharged or adequate provision for payment and discharge thereof has been made as required by Section 10.2.1.2 any remaining assets of the Company shall be distributed to the holders of Units as follows:

A. the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the holders of Units;

B. with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

C. after completion of the steps in subparagraphs A and B, notwithstanding any other provision of this Agreement to the contrary, upon dissolution of the Company,

The net proceeds of the liquidation shall be distributed as follows:

10.2.2 first, among the Members, if any, who have made unrepaid loans or advances to the Company, in an amount up to the aggregate amount of such unrepaid loans and advances, and in proportion to the amount of such loans and advances and the unpaid interest thereon;

10.2.3 second, among the Members, other than NMMA Group, LLC, in proportion to their Percentage Interests, provided however that until those Members who acquired Units pursuant to the 2019 Private Offering have received cumulative distributions in an amount equal to their Capital Contributions from their subscriptions pursuant to the 2019 Private Offering, fifty percent (50%) of the distribution otherwise allocable to NMMA shall be allocated and paid pro-rata to those Members who acquired Units pursuant to the 2019 Private Offering.

10.2.4 third, among the members in such manner as to cause their Capital Accounts as closely as possible, to be proportionate to their Percentage Interests; and

10.2.5 fourth, among the Members in accordance with their respective Percentage Interests.

10.2.6 All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this section. The distribution of cash and/or property to a Member in accordance with the provisions of this Section constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest in all the Company's property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

10.3 **Deficit Capital Accounts.** Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

10.4 **Certificate of Dissolution.** On completion of the liquidation of Company assets as provided herein, the Company is terminated, and the Manager (or such other person or persons as the Act may require or permit) shall file a Certificate of Dissolution with the

Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the Company.

SECTION 11.
GENERAL PROVISIONS

11.1 **Execution in Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the Initial Members.

11.2 **Notices.**

11.2.1 To Members or Manager. Any notice required to be given to the Manager or to a Member under the provisions of this Agreement or by the Act shall be given either personally or by sending a copy thereof:

11.2.1.1 By first class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of the Person appearing on the books of the Company or, in the case of the Manager, supplied by the Manager to the Company for the purposes of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Person entitled thereto when deposited in the United States mail or with a courier service for delivery to that Person.

11.2.1.2 By facsimile transmission, e-mail or other electronic communication to the Person's facsimile number or address for e-mail or other electronic communications supplied by the Person to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Person entitled thereto when sent.

11.2.2 To the Manager or the Company. Any notice to the Company must be given to the Manager at the following address: 103 Sandro Street, Indiana PA 15701.

11.3 **Entire Agreement.** This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

11.4 **Effect of Waiver or Consent.** A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure

continues, does not constitute a waiver by that Person of its rights with respect to that default until the period of the applicable statute of limitations has run.

11.5 **Amendment.** This Agreement or the Certificate may be amended from time to time only with the approval of the Manager and by a majority vote of all Members voting at any meeting of the Members. All amendments must be in writing and shall take effect when furnished to the Members pursuant to Section 11.2. An amendment to Schedule A shall not be considered an amendment requiring a vote.

11.6 **Binding Effect and Rights of Third Parties.** This Agreement has been adopted to govern the operation of the Company, and shall be binding on and inure to the benefit of the Members and their respective heirs, personal representatives, successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification, contribution or advancement of expenses under Section 8. Except and only to the extent provided by applicable statute no such creditor or other Person shall have any rights under this Agreement.

11.7 **Governing Law.** This Agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction, except that Federal law shall also apply to the extent relevant.

11.8 **Severability.** If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

11.9 **Arbitration.** Except as provided in Section 8.6, all disputes arising under this Agreement shall promptly be submitted to arbitration in Indiana, Pennsylvania, before one arbitrator in accordance with the rules of the American Arbitration Association. The arbitrator may assess costs, including counsel fees, in such manner as the arbitrator deems fair and equitable. The award of the arbitrator shall be final and binding upon all parties, and judgment upon the award may be entered in any court of competent jurisdiction.

11.10 **Construction.** Whenever the context requires, the gender of any word used in this Agreement includes the masculine, feminine or neuter, and the number of any word includes the singular or plural. All references to articles and sections refer to articles and sections of this Agreement, and all references to schedules are to schedules attached hereto, each of which is made a part hereof for all purposes. The headings in this Agreement are for convenience only; they do not form a part of this Agreement and shall not affect its interpretation.

IN WITNESS WHEREOF, the Manager and Members of the Company have caused this Agreement to be executed as of the day and year first above written.

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